Khosla Ventures Acquisition Co.

2128 Sand Hill Road

Menlo Park, CA 94025

March 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Khosla Ventures Acquisition Co. Registration Statement on Form S-1

(Registration No. 333-253096)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-253096) (the “Registration Statement”) of Khosla Ventures Acquisition Co. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on March 3, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Jim Morrone at (415) 395-8010.

Thank you for your assistance in this matter.

Very truly yours,

KHOSLA VENTURES ACQUISITION CO.

By:	/s/ Samir Kaul
Samir Kaul
Chief Executive Officer

CC:	Sarah Axtell, Latham & Watkins LLP

Gregg Noel and Michael Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP